BART AND ASSOCIATES, LLC

Attorneys at Law

July 22, 2015

Via SEC Edgar Submission

Maryse Mills-Apenteng

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Ziwira, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: April 17, 2015
File No. 333-203471

Dear Ms. Mills-Apenteng:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note your disclosure that you are a development stage company. We are unable to concur, however, with your assertion in response to prior comment 1 that your operations are not nominal, your attempts to complete your website and your expenses notwithstanding. Accordingly, please revise to state that you are a shell company on the cover page and elsewhere as appropriate, including your discussion of future sales by stockholders on page 37.

Answer to Comment 1: The Company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is a development stage company that is pursuing its business plan, which is to develop an online platform in order to feature information, user services and products, the company believes that is has operations that are not “nominal”. Also, during the 10 days from inception through January 31, 2015, the company incurred $350 dollars in operating expenses. In addition, as of April 30, 2015, which is only three months from the date of inception, the company has assets of $12,500 listed on its balance sheet and has incurred $9,328 in operating expenses. The company has incurred liabilities in an effort to pursue its business plan, and is actively attempting to develop and complete its online platform. Therefore, the Company strongly believes, and will continue to assert, that it is not currently, and has never been, a “shell company”.

Comment 2: We note that Mr. Mezra is CEO of Ziwira FZE, a company incorporated under the laws of Dubai that distributes an environmental magazine. In your response, please tell us the principal country our countries in which the environmental magazine is distributed. Please disclose in what country or countries Ziwira Inc. will focus its sales and advertising activities.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com

July 22, 2015

Answer to Comment 2: The magazine being distributed by Ziwira FZE is currently being distributed in the Middle East, specifically in Dubai and the United Arab Emirates. The Delaware company of Ziwira, Inc. is initially intending to advertise its services and focus its sales in the United States and the Middle East, specifically in Dubai. However, there is no potential for competition or conflicts of interest between the environmental magazine and the Ziwira, Inc. platform in the Middle East due to the fact that the magazine only provides information related to environmental topics, while the Ziwira, Inc. platform is a user driven website, where the users themselves can exchange information, products and services with one another. The users of the platform will pay subscription and commission fees for transacting business and exchanging products and services with other users. The disclosures requested in Comment 2 have been added to the revised registration statement.

Comment 3: Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

Answer to Comment 3: The financial statements and all related financial information have been updated in the revised disclosure statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for Ziwira, Inc.

8400 East Prentice Avenue, Suite 1500, Greenwood Village, CO 80111

Phone: (720) 226-7511 Facsimile: (720) 528-7765 E: kbart@kennethbartesq.com

www.kennethbartesq.com